Exhibit 99.2

On February 23, 2023, in the context to the termination of the Sion Passenger Car Program, Thomas Hausch informed us of his decision to step down from his role as Managing Director of Sono Motors GmbH and from his role as Managing Director of the Company. He intends to continue to support the Company’s transition over the next months. His decision to resign was not due to any disagreement with the Company on any matter relating to the registrant’s operations, policies or practices.